[redacted]

09040820

AB 4/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41804

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Breckenridge Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

945 East Paces Ferry Road, Suite 1250
(No. and Street)

Atlanta Georgia 30326
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William G. Benston (404) 965.1600 Ext. 7447
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith and Howard, PC
(Name – *if individual, state last, first, middle name*)

171 17th Street, Suite 900 Atlanta Georgia 30363
(Address) (City) (State) (Zip Code)

Mail Processing Section
APR 06 2009
Washington, DC
122

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Larry C. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Breckenridge Securities Corporation, as of ______________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTA L. MCCRAY
Commission Expires
NOTARY PUBLIC
May 18, 2012
CANDLER COUNTY, GA

[Signature]
Signature

President
Title

Christa L. McCray
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

8 - 41804

BRECKENRIDGE SECURITIES CORP.

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2008

with
INDEPENDENT AUDITORS' REPORT

SMITH & HOWARD

Certified Public Accountants and Advisers

BRECKENRIDGE SECURITIES CORP.

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2008

with
INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Board of Directors
Breckenridge Securities Corp.

We have audited the accompanying balance sheet of Breckenridge Securities Corp., at December 31, 2008, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Breckenridge Securities Corp. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith + Howard

February 18, 2009

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

BRECKENRIDGE SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

Current Assets		
Cash	$	26,966
Prepaid expenses		11,715
	$	38,681

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable	$	135
Stockholders' Equity		
Common stock, $1 par value; 2,500 shares authorized 1,500 issued and outstanding		1,500
Additional paid-in capital		21,300
Retained earnings		15,746
		38,546
	$	38,681

The accompanying notes are an integral part of these financial statements.

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

Income		
Fees	$	39,996
Interest income		227
		40,223
Administrative Expenses		37,035
Net Income	$	3,188

The accompanying notes are an integral part of these financial statements.

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at Beginning of Year, as Previously Reported	$ 2,000	$ 20,800	$ 12,558	$ 35,358
Reclassification	(500)	500	-	-
Balance at Beginning of Year, as Adjusted	1,500	21,300	12,558	35,358
Net Income	-	-	3,188	3,188
Balance at End of Year	$ 1,500	$ 21,300	$ 15,746	$ 38,546

The accompanying notes are an integral part of these financial statements.

BRECKENRIDGE SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash Flows From Operating Activities		
Cash received from customers	$	39,996
Cash paid to suppliers and employees		(36,900)
Interest received		227
Net Cash Provided by Operating Activities		3,323
Increase in Cash		3,323
Cash at Beginning of Year		23,643
Cash at End of Year	$	26,966
Reconciliation of Net Income to Net Cash Provided by Operating Activities		
Net Income	$	3,188
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Increase in accounts payable		135
Total adjustments		135
Net Cash Provided by Operating Activities	$	3,323

The accompanying notes are an integral part of these financial statements.

BRECKENRIDGE SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – The Company participates in the private placement of debt and equity securities as an agent, not as a principal, for or on behalf of the issuers of such securities. All private placement activity is on a "best efforts" basis. Private placement transactions on behalf of issuers involve capital formation activity on behalf of such issuers, merger and acquisition advice related to such issuers, and other transactions which involve the private placement of securities. The Company does not engage in any securities trading activities, market making, or firm commitment underwriting, nor does it carry or maintain customer accounts, engage in securities clearing activities, or maintain or hold cash or securities of customers or offerees in connection with private placement transactions.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

NOTE 2 – RELATED PARTY ARRANGEMENTS

The Company has made arrangements with a related party, The Breckenridge Group, Inc. (The Group), to provide office space for the operations of the Company and to provide the Company with office support services, such as clerical, administrative, and bookkeeping/record keeping services.

The Company has entered into an agreement to perform certain investment banking and financial advisory services for The Group. Under the agreement, as amended, the Company receives an annual retainer not to exceed $40,000. The agreement can be terminated by either party with a 30-day notice.

During 2008, $39,996 in fee revenue was earned from The Group and $11,616 in office support services was expensed to The Group.

NOTE 3 – INCOME TAXES

The Company has elected to be treated as a "Subchapter S-Corporation". Under "Subchapter S" provisions of the Internal Revenue Code, the Company does not pay income taxes on its taxable income. Instead, the stockholders include their prorata share of the Company's income and expenses on their individual income tax returns.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first year) and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $26,831 which was $21,831 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Breckenridge Securities Corp.

Our audit was made for the purpose of forming an opinion on the basic financial statements of Breckenridge Securities Corp. taken as a whole. The supplementary information presented hereinafter is presented for purposes of additional analysis and to meet specific requirements of the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information (schedules) have been prepared solely for filing with regulatory agencies and are not intended for any other purpose. This supplementary information (schedules) has been prepared in conformity with the accounting practices by the U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not intended to be presented in conformity with generally accepted accounting principles.

Smith + Howard

February 18, 2009

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

BRECKENRIDGE SECURITIES CORP.
SCHEDULE OF COMPUTATION OF NET CAPITAL AND RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2008

	UNAUDITED	NET CHANGE INCREASE (DECREASE)	AUDITED
Total ownership equity from balance sheet at December 31, 2008	$ 38,546	$ -	$ 38,546
Add: liabilities subordinated to claims of general creditors	-	-	-
Deduct: other allowable credits: excess fidelity bond deduction	-	-	-
Total capital and allowable subordinated liabilities and credits at December 31, 2008	38,546	-	38,546
Deduct: total non-allowable assets from balance sheet at December 31, 2008	(11,715)	-	(11,715)
Net capital before haircuts on security positions at December 31, 2008	26,831	-	26,831
Haircuts on securities at December 31, 2008	-	-	-
Net capital at December 31, 2008	$ 26,831	$ -	$ 26,831

BRECKENRIDGE SECURITIES CORP.
SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2008

During the year ended December 31, 2008, there were no liabilities subordinated to general creditors.

SMITH & HOWARD

Certified Public Accountants and Advisers

SEC Mail Processing
Section

[redacted]

Washington, DC
110

Board of Directors
Breckenridge Securities Corp.
Atlanta, Georgia

We have audited the financial statements of Breckenridge Securities Corp. at and for the year ended December 31, 2008 and have issued our report thereon, dated February 18, 2009. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our audit would be disclosed. The purposes of our study and evaluation were to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The Company claims exemption from the computation for determination of reserve requirements pursuant to Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 whereby all customer transactions are cleared through another broker dealer on a fully disclosed basis and therefore no transactions are cleared through the Company. We have reviewed the terms and conditions pursuant to Rule 15c3-3 and found the Company in compliance with the exemption requirements.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless, occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate. Our study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation did not disclose any conditions that we believe to be material weaknesses.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Smith & Howard

February 18, 2009

SMITH & HOWARD
Certified Public Accountants and Advisers

171 17TH STREET, NW
SUITE 900
ATLANTA, GEORGIA 30363
404.874.6244
404.874.1658 (*fax*)
WWW.SMITH-HOWARD.COM